August 12, 2024

Michael Bond
Chief Financial Officer
Vislink Technologies, Inc.
350 Clark Drive , Suite 125
Mt. Olive , NJ 07828

       Re: Vislink Technologies, Inc.
           Form 10-K for the year ended December 31, 2023
           File No. 001-35988
Dear Michael Bond:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing